news release

ArcelorMittal publishes 2010 Corporate Responsibility Report:

Safe Sustainable Steel
World’s leading steel company reiterates commitment to energy-efficiency and safety and wellbeing in the workplace and beyond as economic recovery gathers pace

LUXEMBOURG – 10 May 2011: ArcelorMittal, the world’s leading steel company, today published its Corporate Responsibility (CR) report for the 2010 financial year: Safe Sustainable Steel.

Issued as part of the company’s Annual General Meeting at its Luxembourg headquarters, this report underlines ArcelorMittal’s commitment to improving its safety and sustainability performance in line with growing product demand from the recovering global economy. The report has been externally assured by Bureau Veritas and adheres to the Global Reporting Initiative G3 guidelines and United Nations Global Compact principles.

Key highlights of this year’s CR report include the launch of a dedicated Human Rights Policy, which is implemented across its operations as well as through its supply chain.

ArcelorMittal’s investments in energy-saving and environmental projects in 2010 increased to $347 million, from $224 million the previous year.  Furthermore, ArcelorMittal’s commitment to research and development, spending $322 million in 2010, is helping it to reach its goal of reducing emissions by 8% or 170kg per tonne of steel produced by 2020, against a 2007 baseline.

ArcelorMittal’s health and safety performance also improved, with the Group’s Lost Time Injury Frequency Rate (LTIFR) falling from 1.9 per million hours worked in 2009 to 1.8 per million hours in 2010. Moving forward, the company is firmly committed to its ‘Journey to Zero’, and has set a new ambitious Group-wide target to reduce LTIFR to 1.0 per million hours worked by 2013.

Other key Corporate Responsibility highlights for the 2010 financial year included the following:

●
Supply chain: In 2010, ArcelorMittal published its Code for Responsible Sourcing, which sets out the minimum environmental and social standards its suppliers must meet, and how the company will work actively with them to achieve this.

●	ArcelorMittal University: Training at the ArcelorMittal University increased by 28% to over 403,000 hours.
●	Community investment: The ArcelorMittal Foundation invested $37.7 million across more than 585 local community projects in 2010. This included a $1 million donation in cash and in kind to support the earthquake relief work in Haiti, offering assistance in new housing projects.
●	Anti-corruption training: 94 per cent of employees in relevant roles were trained on ArcelorMittal’s new anti-corruption guidelines in 2010.
●	Community engagement: In addition to adhering to ArcelorMittal’s Community Engagement Standard, many units have begun to produce local corporate responsibility reports to strengthen disclosure with stakeholders, this includes Argentina, Brazil, India, Ukraine, Kazakhstan and the USA.
●	External recognition: ArcelorMittal has been a member of the FTSE4Good index since 2007 and in 2010 the company was accepted into the Dow Jones Sustainability World and Europe indices, evidencing the progress made in areas of governance, social and environmental management. It was also named as a SAM ‘Sector Mover’ - an award given to the company that achieved the biggest proportional improvement in its sustainability performance compared with the previous year.

“The title of this report, Safe Sustainable Steel, sums up everything we are trying to achieve at ArcelorMittal,” comments Chairman and CEO, Lakshmi N. Mittal.  “We want our business to be sustainable in every sense of the word – a business that is both profitable and responsible.  We will achieve this by keeping our people healthy and safe, supporting the development of the communities in which we operate and by becoming ever more efficient at providing the steel the world needs for construction, manufacturing, transport and every other aspect of modern life,” he adds.

ArcelorMittal’s full CR report for the 2010 financial year, Safe Sustainable Steel, can be accessed at: www.arcelormittal.com > Corporate Responsibility